SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 8, 2010

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Announcement of LM Ericsson Telephone Company, dated March 8, 2010 regarding “TWO NEW MEMBERS NOMINATED TO BOARD OF DIRECTORS.”

PRESS RELEASE MARCH 08, 2010

TWO NEW MEMBERS NOMINATED TO BOARD OF DIRECTORS

•	Mike Volpi, Partner at Index Ventures and a former Joost and Cisco executive, nominated to the Board of Directors.

•	Hans Vestberg, CEO of Ericsson, nominated to the Board of Directors.

•	The Chairman and other members of the Board of Directors are proposed to be reelected.

Ericsson’s (NASDAQ:ERIC) Annual General Meeting of Shareholders will take place on April 13, 15.00 CET, in Stockholm. The nomination committee proposes Michael Treschow be reelected Chairman of the Board of Directors, Roxanne S. Austin, Sir Peter L. Bonfield, Börje Ekholm, Ulf J. Johansson, Sverker Martin-Löf, Nancy McKinstry, Anders Nyrén, Carl-Henric Svanberg, and Marcus Wallenberg be re-elected and Hans Vestberg and Michelangelo (Mike) Volpi be elected new members of the Board of Directors.

Mike Volpi is a partner at Index Ventures in London where he focuses on investments in the internet, telecom/networking and media sectors. His career in the technology sector began at HP where he worked in the optoelectronics division. He then moved on to Cisco Systems in 1994, where he was Senior Vice President and led Cisco’s business for the service provider market, and was also responsible for all of Cisco’s routing and access products. He also served as Cisco’s Chief Strategy Officer. Volpi left Cisco in 2007 to serve as CEO at Joost, a venture backed start up delivering premium video services over the internet.

Mike Volpi was born in 1966. He holds a Bachelor of Science in Mechanical Engineering and Masters in Manufacturing Systems Engineering from Stanford University and an MBA from the Stanford Graduate School of Business.

Hans Vestberg was appointed President and CEO of Ericsson on January 1, 2010. He was born 1965 and earned a Bachelor of Business Administration degree from the University of Uppsala, Sweden, in 1991. Shortly after joining Ericsson in 1991, Hans Vestberg was appointed to various international managerial positions in China, Sweden, Chile, Brazil and the US. Prior to taking on the position as CEO and President, he held the position as Chief Financial Officer.

The complete proposals of the nomination committee, including the committee’s explanation of its proposal regarding the Board of Directors taking into account Ericsson’s operations, phase of development and other relevant circumstances as well as the qualifications, experience and background of the nominated directors, are available on our website, www.ericsson.com, as of March 8, 2010.

The Board of Directors proposes a dividend of SEK 2.00 per share be paid for the year 2009 and April 16, 2010 as record day for dividend.

PRESS RELEASE MARCH 08, 2010

The Board of Directors proposes the meeting resolves on guidelines for remuneration to senior management for the period up to the 2011 Annual General Meeting of Shareholders.

Compared to the guidelines resolved by the 2009 Annual General Meeting of shareholders, these guidelines have been restructured and rephrased to better demonstrate the basic principles for remuneration within the Ericsson Group.

The Board of Directors proposes the implementation of a Long Term Variable Remuneration Program 2010 and transfer of own shares in accordance with the program. For more details, see separate press release.

The Board of Directors proposes transfer of own stock in relation to the resolutions on the Long Term Incentive Plan 2006 and the Long Term Variable Remuneration Programs 2007, 2008 and 2009.

The complete proposals for resolution at the Annual General Meeting of Shareholders are available at our web site www.ericsson.com as of March 8, 2010. Upon request, the proposals will be sent to the shareholder. The Notice to the Annual General Meeting of Shareholders is found below.

MIKE VOLPI	HANS VESTBERG

NOTES TO EDITORS:

For more photos of Mike Volpi, search on google.com

Bio and photo of Hans Vestberg

Appointment of Ericsson’s Nomination Committee

PRESS RELEASE MARCH 08, 2010

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 2 billion subscribers and has the leading position in managed services. The company’s portfolio comprises mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of being the “prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 80,000 employees generated revenue of SEK 206.5 billion (USD 27.1 billion) in 2009. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on OMX NASDAQ, Stockholm and NASDAQ New York

www.ericsson.com

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: March 8, 2010